Exhibit 4.8
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of the common stock of TransEnterix, Inc. (“us,” “our,” “we,” or the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended, including by the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation, and with the amended and restated certificate of incorporation, as amended the “Certificate of Incorporation”) and amended and restated by-laws (“Bylaws”), which are incorporated as exhibits to this Annual Report on Form 10-K and are incorporated herein by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the Delaware general corporate law for additional information.
Authorized Shares of Capital Stock
Our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 25,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).
As of March 12, 2020, there were 46,089,766 shares of Common Stock issued and outstanding and 5,675,293 shares of Series A Convertible Preferred Stock (the “Series A Preferred”) issued and outstanding. All of the shares of the Common Stock currently issued and outstanding are fully-paid and non-assessable.
Common Stock
Listing
The Common Stock is listed on the NYSE American under the symbol “TRXC.”
Dividend Rights
Subject to the prior rights of the holders of any shares of Preferred Stock which may be issued in the future, the holders of the Common Stock are entitled to receive dividends from our funds legally available therefor when, as and if declared by our Board of Directors (“Board”). The Series A Preferred is entitled to dividends only if declared and paid on the Common Stock.
Voting Rights
Holders of the Common Stock are entitled to one vote per share on all matters which they are entitled to vote upon at meetings of stockholders or upon actions taken by written consent pursuant to Delaware corporate law. The holders of the Common Stock do not have cumulative voting rights, which mean that the holders of a plurality of the outstanding shares of Common Stock can elect all of our directors.
Liquidation and Dissolution
In the event of our liquidation, dissolution or winding-up, the holders of the Common Stock are entitled to share ratably in all of our assets available for distribution to holders of the Common Stock, subject to the liquidation preferences, if any, of any then-outstanding Preferred Stock. The holders of Series A Preferred will be treated equally with the holders of Common Stock in any liquidation, dissolution or winding-up of the Company.
No Preemptive or Similar Rights
Holders of the Common Stock do not have any preemptive, subscription, redemption or conversion rights.
Transfer Agent
The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company.
Relationship to Preferred Stock
The Board has the authority, without further action by the holders of the outstanding Common Stock, to issue Preferred Stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, as to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. Any or all of these rights may be greater than the rights of our Common Stock. Our Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. The Certificate of Designation sets fort the rights of the Series A Preferred.
Registration Rights
We entered into a Registration Rights Agreement, dated February 10, 2020 (the “Registration Rights Agreement”), with Lincoln Park Capital Fund (“LPC”), pursuant to which we agreed to file a prospectus supplement to register for resale the shares of Common Stock held by LPC. Under the terms of the Registration Rights Agreement, we are required to use commercially reasonable efforts to keep the registration statement and prospectus current and available for the resale of all of the shares of Common Stock held by LPC at all times for up to a possible maximum of forty-two months.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law
Delaware Statute
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, our Board approves either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans; or

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on or after the consummation date, the business combination is approved by our Board and by the affirmative vote at an annual or special meeting of stockholders holding at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is generally a person who, together with affiliates and associates of such person:

•	owns 15% or more of outstanding voting stock; or

•	is an affiliate or associate of ours and was the owner of 15% or more of our outstanding voting stock at any time within the prior three years.
Certificate of Incorporation and Bylaw Provisions
Our Certificate of Incorporation and Bylaws include provisions that, among others, could have the effect of delaying, deferring or discouraging potential acquisition proposals and could delay or prevent a change of control of the Company. The provisions in our Certificate of Incorporation and Bylaws that may have such effect include:

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Preferred Stock. As noted above, our Board, without stockholder approval, has the authority under our certificate of incorporation to issue Preferred Stock with rights superior to the rights of the holders of the Common Stock. As a result, we could issue Preferred Stock quickly and easily, which could adversely affect the rights of holders of the Common Stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

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Stockholder Meetings. Under our Certificate of Amendment and Bylaws, special meetings of our stockholders may be called only by the vote of a majority of the entire Board or the chairman of the Board. Our stockholders may not call a special meeting of the stockholders.

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Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee thereof.